May 19, 2025

CERTIFIED MAIL
RETURN RECEIPT REQUESTED

Jinchun Cheng
Chief Executive Officer
Xinxu Copper Industry Technology Ltd
2188 Nanci First Road
Anhui Xinwu Economic Development Zone
Wanzhi District, Wuhu City
Anhui Province, China 241100

        Re: Xinxu Copper Industry Technology Ltd
            Amendment No. 1 to Registration Statement on Form F-1
            Filed August 12, 2024
            File No. 333-278407
Dear Jinchun Cheng:

         It has been more than nine months since you last amended this registration statement and it is now out of date. Within 30 days from the date of this letter, you should either:

      amend it to comply with the applicable requirements of the Securities Act of 1933, the rules and regulations under the Act, and the requirements of the form; or
      file a request for withdrawal.
       If you requested confidential treatment for portions of any exhibits to your registration statement and you request withdrawal of that registration statement, please submit a concurrent request for withdrawal of your application for confidential treatment.

       If you do not amend the registration statement or file a request for withdrawal (or provide us with a satisfactory explanation of why you have not done either) within 30 days, we may enter an order declaring the registration statement abandoned under rule 479 of the
Act.

        Please contact Eranga Dias at 202-551-8107 with any questions.



                                                             Sincerely,
 May 19, 2025
Page 2

                                 Division of Corporation Finance
                                 Office of Manufacturing


cc:   Puglisi & Associates
      CERTIFIED MAIL
      RETURN RECEIPT REQUESTED